(202) 274-2011                                             rpomerenk@luselaw.com

February 11, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attn.:   Barry McCarty, Esq.
         Senior Counsel

         RE:      FIRST FEDERAL OF NORTHERN MICHIGAN BANCORP INC.
                  (REGISTRATION NO. 333-121178)
                  REGISTRATION STATEMENT ON FORM SB-2

Dear Mr. McCarty:

        On behalf of First Federal of Northern Michigan Bancorp, Inc. (the "Company") and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 3 to the Company's Registration Statement on Form SB-2 (the "Amended SB-2"). Set forth below are the Company's responses to the Staff's comment letter dated February 9, 2005, a copy of which is included in the courtesy copy of the Amended SB-2 forwarded under cover of this letter. The Amended SB-2 has been blacklined to reflect changes from the Amendment No. 2 filing.

        1. As discussed with staff, we have revised the disclosure on pages 6 and 7 as requested in the comment.

        2. We have clarified on page 8 the use made by the independent appraiser of the after-market performance of the peer institutions, as requested in the comment.

        3. We have supplemented page 22 to make clear that management has not set a timetable for the deployment of the proceeds of the offering, as requested in the comment.

        4. We have revised and supplemented the disclosure on pages 87 and 88, and on page F-9, in response to the comment. It should be noted that the terms of the Blue Cross/Blue Shield contract are brief; we have disclosed the material terms of the contract.

Barry McCarty, Esq.
Senior Counsel
February 11, 2005
Page 2


        5. We have supplemented the disclosure on pages 87 and 88 in response to the comment requesting a more-detailed discussion of the insurance agency segment. We also have supplemented the MD&A on pages 30, 32, 33 and 64 to break out, where material, the contribution of the insurance agency segment to the Company's operating results.

        6. We have revised and supplemented the disclosure on pages 82, 87, 88, 96, 97, F-14 and F-26 in response to the comment.

        We trust the foregoing is responsive to the staff's comments. Please call the undersigned at (202) 274-2011 should you have any questions.

                                                    Respectfully,

                                                    /s/ Robert B. Pomerenk

                                                    Robert B. Pomerenk

Enclosures
cc:  David Lyon, Esq.
     Rebekah Moore, CPA
     Paul Cline, CPA
     Martin A. Thomson, President and
        Chief Executive Officer
     Eric Luse, Esq.
     Steve Lanter, Esq.